

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

Mail Stop 3030

November 8, 2017

<u>Via E-mail</u>
Shlomi Cohen
Chief Executive Officer
On Track Innovations Ltd.
Z.H.R Industrial Zone,
P.O. Box 32, Rosh Pina 1200000, Israel

     Re: On Track Innovations Ltd.
             Registration Statement on Form S-3
             Filed October 20, 2017
             File No. 333-221060

Dear Mr. Cohen:

     This is to advise you that we have not reviewed and will not review your registration statement.

     Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

     Please contact Heather Percival at (202) 551-3498 with any questions.

                         Sincerely,

                         /s/ Heather Percival for

                         Amanda Ravitz
                         Assistant Director
                         Office of Electronics and Machinery

cc: Howard E. Berkenblit, Esq.
       Sullivan & Worcester LLP